No. M/0808/SP date August 19, 2011
VIA EDGAR
August 19, 2011
Mr. John Cash
Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-4631
United States of America

Re:	Mechel OAO (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2010 (the “Form 20-F”)
Filed April 12, 2011
Response Letter Dated June 30, 2011
File No. 1-32328
Response to comment letter dated July 27, 2011
Dear Mr. Cash:
     This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on our response letter dated June 30, 2011.
     All amounts are in thousands of U.S. dollars, unless stated otherwise.
Form 20-F for Fiscal Year Ended December 31, 2010
Controls and Procedures, page 270
1. We note your response to our comment number three. Please demonstrate to us how you determined that effect of the adjustments you identified were not material to financial information you furnished during 2010.
Response
     As of December 31, 2010, four material weaknesses were identified in our internal control over financial reporting that resulted in material adjustments to the consolidated financial statements. The matters relating to these adjustments were identified by the auditor during their review of our interim consolidated financial statements as of June 30, 2010 and for the six months then ended, and during
Mechel OAO
Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation
Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com the audit of our annual consolidated financial statements as of December 31, 2010 and for the twelve months then ended.
     As a result we performed an assessment of the applicability and materiality of these adjustments to our interim consolidated financial information as of March 31, 2010 and for the three months then ended, and as of September 30, 2010 and for the nine months then ended previously furnished on Form 6-K based upon the guidance provided in the SEC Staff Accounting Bulletin Topic 1.M, “Assessing Materiality” (“SAB Topic 1.M”). Such assessment is usually performed by us with the preparation of the year-to-date financial information in order to ensure that the impact from the adjustments identified in subsequent periods is immaterial.
     It should be noted that the information reported by us on a quarterly basis, which is furnished on the Form 6-K, only contains year-to-date results. We do not present quarterly financial information on a stand-alone basis, with the exception of the first quarter.
     The table below shows the results of the analysis and effect of the adjustments related to the respective financial information and non-GAAP performance measures for the interim periods ended March 31, 2010 and September 30, 2010 furnished on Form 6-K during 2010 (had the adjustments been identified and recorded in prior periods, the impact for those periods would have been as follows):

	Increase (decrease)		Increase (decrease)
	as of March 31, 2010 and for		as of September 30, 2010 and for
	the three months then ended to		the nine months then ended to the
	the amount previously furnished		amount previously furnished
	th.USD	%	th.USD	%
Consolidated Balance Sheets
Current assets	80,413	2.9%	27,761	0.8%
Non-current assets	(54,477)	(0.5)%	(8,800)	(0.1)%
Current liabilities	10,778	0.3%	17,462	0.5%
Non-current liabilities	4,296	0.1%	(11,966)	(0.2)%
Equity	10,232	0.2%	13,464	0.3%

Consolidated Statements of Income and Comprehensive Income
Revenue	2,148	0.1%	11,967	0.2%
Gross profit	3,008	0.3%	(55,260)	(1.3)%
Operating income	(5,658)	(3.8)%	(2,170)	(0.2)%
Income before income tax and noncontrolling interest	(3,254)	(2.6)%	(428)	(0.1)%
Net income attributable to shareholders of Mechel OAO	(1,964)	(2.4)%	(12,909)	(2.8)%

Non-GAAP Financial Measures
EBITDA	(1,685)	(0.7)%	5,625	0.4%
     Quantitative Analysis
     We also evaluated the magnitude of the adjustments on the statement of cash flows for the respective periods. Our analysis demonstrated again that the corrections would not have a material impact. We would like to further advise the Staff that the adjustments would not have material impact to any significant financial statement line item.

     As demonstrated in the table above, the financial information furnished for the interim periods ended March 31, 2010 and September 30, 2010 would not be materially impacted and in our judgment the users of this financial information would not have been influenced by the inclusion or correction of the identified adjustments.
     Qualitative Analysis
     As described in SAB Topic 1.M: “Quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is substantial likelihood that a reasonable person would consider it important”.
While performing this analysis, we have evaluated the qualitative factors and noted the following:
•	The corrections did not materially change nor mask a change in our earnings trends;

•	The corrections did not change our results from a loss to income or vice versa;

•	Based on the nature of the corrections, we concluded that they did not result from fraud nor does it conceal an unlawful transaction;

•	Based on the calculations performed by us, these corrections do not compromise any of our existing loan covenants nor does it violate any required regulatory compliance;

•	The corrections did not affect management’s compensation plans for 2010;

•	Based on the nature of the corrections, they do not concern a particular segment of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability; and

•	The corrections do not hide a failure to meet analysts’ consensus expectations for the Company (e.g. revenue, EBITDA, operating income) and we do not believe the presentation materially altered any analysts’ views at that time.
Conclusion
     After performing our quantitative and qualitative assessments, pursuant to the criteria set forth in SAB Topic 1.M, we did not find that any of the financial information furnished for the periods affected by these adjustments have been materially impacted. The Company does not believe there are any other significant qualitative factors that should be considered related to this matter.
Notes to the Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
(i) — Mining Assets and processing plant and equipment, page F-13
2. We note your response to our prior comment number five. It remains unclear to us how you are accounting for the costs of identifying and upgrading mineral resources to reserve status. A literal reading of your disclosures and your response indicates you may be capitalizing the costs of identifying and upgrading additional mineral resources to reserves as development costs, once proven and probable reserves are established at a mineral property. Please further clarify your accounting for these costs to us and in your future disclosures. Please contact us if you wish to discuss.

Response
     The costs of identifying and upgrading additional mineral resources to reserve status are accounted for as mineral exploration costs by us. According to our accounting policy, all mineral exploration costs even once probable reserves are established at a mineral property are expensed as incurred.
     In our future filings, we will clarify our accounting policy for such costs.
3. We note your response to our prior comment number seven. Please explain to us why you believe it is appropriate to amortize all underground mine development costs over the term of the license. Please explain how all your underground mine development structures (stopes, ramps, footwall laterals etc.) have economic benefit over the full term of the license. It may be helpful to explain your mining methods and how you use various mine infrastructure over the remainder of the lease term, once reserves in a particular area have been extracted. In addition, please tell us the amount of capitalized mine development costs related to underground mines at each balance sheet date.
Response
     The underground mine development costs, which are costs incurred to make the mineral physically accessible, include costs to prepare property for shafts, driving main entries for ventilation, haulage, personnel, construction of airshafts, roof protection and other facilities.
     We have three underground mines at the production stage where the production periods are specified by the subsoil licenses: the New-Olzherassk Underground Mine, the Sibirginsk Underground Mine and the Lenin Underground Mine. All these mines are situated in the Russian Federation and have different expiration dates of the related licenses. As the estimated economic useful lives of the underground development structures related to these mines were longer than the periods stipulated by the corresponding subsoil licenses, we depreciated the capitalized underground mine development costs using the unit-of-production method at the ratio of tonnes of mineral mined or processed to the estimated proven and probable mineral reserves that are expected to be mined during the license term, i.e. depreciating over the shorter of the expected life of the mine or license.
     The carrying amount of capitalized mine development costs related to our underground mines as of December 31, 2010 and 2009 were $145,490 and $137,783, including $42,520 and $43,673 related to our underground mines situated in the Russian Federation, respectively.
     In our future filings, we will modify the disclosures and clarify the depreciation methods we use in the accounting for our mining assets.
(n) — Long-lived impairment, including indefinite lived intangibles and goodwill, page F-15
4. We note your response to our prior comment number 10. Please modify your disclosures in future filings to be consistent with the information you provided in your response.
Response
     We will modify our disclosure in future filings in order to be consistent with the information we provided in our prior response to the comment number 10.

Note 3 — Acquisition, Investments and Disposals
(e) — The BCG Companies, page F-29
5. We note your response to our prior comment number 12. Please modify your disclosures in future filings to include discussion related to the extent of your recognition of value beyond proven and probable reserves in business combinations involving mineral properties.
Response
     In our future filings, we will modify the disclosures and include discussion related to the extent of our recognition of value beyond proven and probable reserves in business combinations involving mineral properties.
Note 10 — Property, Plant and Equipment, Net, page F-50.
6. We note your response to our prior comment number 13. Please further clarify your accounting for internal costs incurred related repair and maintenance activity. It is unclear whether you are capitalizing or expensing such costs. In addition, your response states that internally developed assets at the construction in progress stage may include manufacturing overhead costs. Please further explain this policy and tell us in what situation you have capitalized manufacturing overhead costs as part of assets under construction.
Response
     According to our accounting policy, repair and maintenance costs are expensed as incurred. It relates both to the cost of third parties repair and maintenance services rendered to the Company and the costs of repair and maintenance carried out internally.
     Manufacturing overhead costs (or indirect costs) include the costs of electricity used to operate the equipment, depreciation of equipment and other fixed assets, costs of personnel (other than direct labor), etc. We capitalize manufacturing overhead costs incurred in the internally developed assets at the construction-in-progress stage only if such costs can be clearly related to the construction.
     In our future filings, we will modify the disclosures and clarify our accounting for repair and maintenance costs, accounting for internally developed assets.
Note 23 — Segmental Information, page F-81
7. We note your response to our prior comment number 15. It is not clear to us what, if any, revenue information by product line, below your reportable segment level, you have. If you have such information, please provide it to us and better explain why you do not believe it may be useful to investors. If you do not have such information, please disclose that fact in future filings. In addition, although you disclose additions to goodwill, by reporting segment, during each period presented in note 3 it is not clear to us where you disclose the total amount of goodwill attributable to each reportable segment as of each balance date as also required by ASC 350-20-50-1. Please advise or provide the required disclosure in future filings.

Response
     We disclosed revenue related information by product line below our reportable segment level in the annual report on Form 20-F for the fiscal year ended December 31, 2010 on pages 72 for the Mining segment, 92 for the Steel segment, 107 for the Ferroalloy segment.
     In our future filings, we will disclose revenues from each major product or product line for each reportable segment in our financial statements, and the total amount of goodwill attributable to each reportable segment.
* * * *
     We appreciate your comments which will help us to improve the disclosure in the next Form 20-F. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Stanislav A. Ploschenko Stanislav A. Ploschenko
Senior Vice President — Finance
Copy to:
Kevin Stertzel
Anne McConnell